Tempus Applied Solutions Holdings, Inc.

c/o The Chart Group, L.P.

555 5th Avenue, 19th Floor

New York, NY 10017

(212) 350-8205

VIA EDGAR

June 10, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Justin Dobbie, Legal Branch Chief

Re:	Tempus Applied Solutions Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed April 20, 2015 File No. 333-201424

Dear Mr. Dobbie:

Tempus Applied Solutions Holdings, Inc. (“Tempus Holdings”, “we”, “our” or “us”) hereby responds to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made in respect of Amendment No. 1 to our Registration Statement on Form S-4, filed April 20, 2015 (“Form S-4”), as such comments were set forth in your letter dated May 5, 2015. For your convenience, we have repeated the Staff’s comments below in bold and italicized type, and have followed each comment with our response in plain type.

References to “Chart” are to Chart Acquisition Corp., a blank check company that is entering into a business combination (the “Business Combination”) with Tempus Applied Solutions, LLC (“Tempus”). Following the business combination, Tempus Holdings will be the public, parent company of Chart and Tempus, and Chart and Tempus will be private subsidiaries of Tempus Holdings.

Please note that references to specific paragraphs, pages, captioned sections and capitalized terms used but not defined in our responses herein are to Amendment No. 2 to our Registration Statement on Form S-4 (“Amendment No. 2”), being publicly filed contemporaneously with the private submission of this letter.

Summary Term Sheet, page 1

1.	We note your response to our prior comment 3. Please revise your summary disclosure to clarify that as a consequence of the delisting of Chart’s common stock from NASDAQ, the Business Combination is no longer subject to the NASDAQ requirement that Chart combine with a business that has a fair market value equal to at least 80% of the balance in the trust account.

Response: We have revised our summary disclosure to clarify that as a consequence of the delisting of Chart’s common stock from NASDAQ, the Business Combination is no longer subject to the NASDAQ requirement that Chart combine with a business that has a fair market value equal to at least 80% of the balance in the trust account. See page 3 of Amendment No. 2.

Frequently Asked Questions About the Proposals, page 7

What is the nature of Tempus’ business and operations, page 7

U.S. Securities and Exchange Commission

Re: Tempus Applied Solutions Holdings, Inc.

June 10, 2015

2.	We note the disclosure that Tempus has entered into seven written contracts. To the extent required by Item 601(b)(10) of Regulation S-K, please file those as exhibits or advise.

Response: Tempus has informed us that it believes the seven written contracts that Tempus has entered into (one of which was recently terminated when the aircraft associated with it was sold by the client; see page 146 of Amendment No. 2) are not required to be filed as exhibits to the Registration Statement, for the following reasons. Tempus enters into these types of contracts with its customers in the ordinary course of its business. In addition, Tempus is not substantially dependent upon any particular contract. Most of these contracts are, in effect, fee-for-service arrangements under which customers call on Tempus, from time to time, on an as-needed basis. For periods in which no services are required under a contract, Tempus receives no, or only minimal, revenues from that contract. In the early stages of its operations, revenues derived from certain contracts may account for a relatively large percentage of Tempus’ total revenues, compared with other contracts, for a given period. But because of the fee-for-service nature of the arrangements, the relative significance of revenues generated by a particular contract as compared with others may change significantly from one period to the next. And no particular contract currently in place is currently anticipated to be one on which Tempus will be substantially dependent on an ongoing basis. The recent termination of one of these contracts, as a result of which the client is expected to use another of its contracts with Tempus more heavily (see page 147, footnote (b) of Amendment No. 2), illustrates the foregoing points. For all these reasons, we respectively submit that such agreements are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

3.	Please add a question and answer to discuss how much cash will be available to Tempus following the closing of the Business Combination assuming maximum and minimum redemptions. To the extent Tempus will need to secure additional financing in connection with or following the Business Combination, please discuss the company’s plans or expectations regarding the amount and nature of any such financing needs.

Response: We have added a question and answer to the section “Frequently Asked Questions about the Proposals” to discuss how much cash will be available to Tempus following the closing of the Business Combination, assuming maximum and minimum redemptions, and to discuss the company’s plans and expectations regarding the amount and nature of any additional financing that may be required following the Business Combination. See page 16 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 27

4.	We note your response to our prior comment 6 and require more information. You state that you are accounting for the merger as a reverse acquisition as you believe the transaction between Tempus as a non-public operating company and Chart as a public shell represent a reverse acquisition under SEC guidance. Please note that the guidance assumes a certain fact pattern of a private operating company, which Tempus does not appear to meet given that it has not yet commenced operations or revenue producing activities. Therefore, you must analyze the transaction to identify the acquirer in accordance with ASC 805-10-55-12. Given that the Tempus stockholders will not hold a majority interest in the merged company unless the maximum number of shares is redeemed and the board of directors will be comprised of four of Chart’s directors, we are unclear as to how you have determined that Tempus will control the merged company. Please provide us with your detailed analysis under ASC 805-10-55-12. We may have further comment upon receipt of your response.

Response: Initially, we note that Amendment No. 2 includes Tempus financial information for the first quarter of 2015, which shows that Tempus is indeed engaged in revenue producing activities (and during that quarter generated over $1.8 million of revenue, over $300,000 of gross profit and approximately $310,000 of net loss). Should the extent of Tempus’s activities change the Staff’s view as to the application in this instance of Topic 12, Item 12100 from the Division of Corporation Finance’s Financial Reporting Manual, we would respectfully reoffer our analysis under that topic, made in our last response letter, in support of our conclusion that Tempus is correctly treated as the acquirer in the Business Combination.

U.S. Securities and Exchange Commission

Re: Tempus Applied Solutions Holdings, Inc.

June 10, 2015

We reach the same conclusion when we analyze the Business Combination under ASC 805-10-55-12. Under ASC 805-10-55-12, in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues the equity interests. However, in reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. In accordance with Subtopic 805-40, other pertinent facts and circumstances must be considered in identifying the acquirer in a reverse acquisition effected by exchanging equity interests, including the following:

a.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Analysis: Upon completion of the Business Combination, Chart and Tempus will be combined under the new holding company Tempus Holdings, and the current holders of Tempus’s membership interests (the “Sellers”) will receive 3,700,000 shares of Tempus Holdings’ common stock in exchange for all of the issued and outstanding membership interests of Tempus. Based on the Sellers’ projected ownership of the voting rights of the combined entity after the Business Combination, and the projected lesser voting rights of the Chart founders and affiliates (see tables below), we believe the Sellers will be the acquirer under this analysis.

	(Assuming Maximum Redemption)
	Ownership[1]		Voting
Tempus Members and Lee Priest (Tempus CFO)	3,825,000	38.4%	3,825,000	44.4%
Chart initial stockholders, including Chart Affiliate Investors (through initial investments and Financing)	3,500,000	35.2%	3,500,000	40.6%
New Investors (through Financing) (3 of them, each subject to 4.99% blockers on voting securities; not acting as a group)	2,625,000	26.4%	1,289,604	14.97%
Other Stockholders	-	-	-	-
	9,950,000	100.00%	8,614,604	100.00%

	(Assuming No Redemption)
	Ownership[1]		Voting
Tempus Members and Lee Priest (Tempus CFO)	3,825,000	29.6%	3,825,000	31.5%
Chart initial stockholders, including Chart Affiliate Investors (through initial investments and Financing)	3,500,000	27.1%	3,500,000	28.9%
New Investors (through Financing) (3 of them, each subject to 4.99% blockers on voting securities; not acting as a group)	2,625,000	20.3%	1,813,707	14.97%
Other Stockholders	2,976,924	23.0%	2,976,924	24.6%
	12,926,924	100.00%	12,115,631	100.00%

1 Includes non-voting Tempus Holdings Preferred Stock to be issued to the New Investors.

See Note O of the Notes to the Unaudited Pro Forma Condensed Combined Financial Information as of and for the Period ended March 31, 2015, at page 36 of Amendment No. 2.

U.S. Securities and Exchange Commission

Re: Tempus Applied Solutions Holdings, Inc.

June 10, 2015

In all events, the Sellers’ projected ownership of voting rights set forth above does not reflect the Sellers’ rights to receive up to an additional 6,300,000 shares of Tempus Holdings’ common stock (“Earn-out Shares”) upon the achievement of certain financial milestones.

b.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Analysis: The Sellers’ projected share of the voting rights of the combined entity after the Business Combination, as set forth in part (a), above, represents the largest organized group of owners holding the largest minority voting interest in the combined entity. We believe the Sellers will be the acquirer under this analysis.

c.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Analysis: The combined entity will begin its existence with three of its seven directors (Wright, Brady and Krieg) being affiliates of Chart, two directors (Terry and Gulbin) being affiliates of Tempus, one director (Cohen) having served on the board of Chart but being an affiliate of Cowen, and one independent director (Olver) (who happens to have been identified for Board service by Mr. Terry). The board of the combined entity will be staggered, and two of the three Chart affiliates will be subject to reelection (or defeat) at the first meeting of stockholders of the combined entity. At that time, given the distribution of voting rights among the various parties, as discussed in (a) and (b), above, they may well be replaced by candidates of the Tempus stockholders. As a result, the presence of three Chart affiliates on the combined entity’s board of seven directors is quite possibly temporary and cannot be viewed, arithmetically or otherwise, as representing board control. We believe neither Chart nor Tempus can clearly be identified as the acquirer under this analysis.

d.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Analysis: The senior management of Tempus Holdings’ operations will be Scott Terry and Lee Priest, both members of Tempus. They will manage the Tempus Holdings business. No Chart founders or affiliates will have any management or employment role with Tempus Holdings. We believe the Sellers will be the acquirer under this analysis.

e.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-business combination fair value of the equity interests of the other combining entity or entities.

Analysis: Because Chart is a blank check company with no operations, we question whether this factor has relevance to an analysis of which party is the acquirer in this transaction. Chart’s value resides in the cash it brings to the Business Combination, which is not susceptible to being priced at a premium. Therefore, an analysis of which party pays a premium, or not pay a premium, does not provide a useful indicator of which party is the acquirer and which is the acquiree. We believe neither Chart nor Tempus will be the acquirer under this analysis.

U.S. Securities and Exchange Commission

Re: Tempus Applied Solutions Holdings, Inc.

June 10, 2015

Considering the analyses under (a) through (e), above, we are of the view that Tempus is correctly treated as the acquirer under ASC 805-10-55-12.

Notes to Unaudited Pro forma condensed Combined Financial Information, page 30

5.	Refer to adjustment (B). Please revise to clarify how the amount of $29,771,446 was determined.

Response: We have revised the explanation to pro forma adjustment (B) (which is now pro forma adjustment (A) in Amendment No. 2) to further clarify how the relevant amount (which is now $29,769,639) was determined. Specifically, the $29,769,639 was calculated by multiplying the 2,976,924 redeemable public common shares outstanding as of March 31, 2015 by $10.00 per share and adding a dividend of $399 earned by the trust account in March 2015. The $29,769,639 represents the balance in the trust account as of March 31, 2015 converted to permanent equity in the no-redemption scenario.

6.	We note your revisions to adjustment (F) in response to our prior comment 8 and it is unclear why additional expenses incurred during 2014 of $2,955,516 (57% of $5,815,116) have not been recorded in your historical financial statements. Please tell us of the nature of the expenses and clearly explain the expenses that have been recognized in your 2014 financial statement and the expenses that are contingent upon the business combination. Your detailed analysis should include the classification and amounts of the relevant expenses. We may have further comment upon receipt of your response.

Response: We have revised the explanation to pro-forma adjustment (F) (which is now pro forma adjustment (E) in Amendment No. 2) to further clarify the treatment of the relevant transaction costs. Specifically, the amount (which is now $5,887,309) consists of transaction costs not previously recorded that are related to the Business Combination. Of this amount, $916,407 represents Business Combination-related expenses, including professional fees and travel related costs, expected to be incurred subsequent to March 31, 2015 and expected to be recorded on the respective financial statements of the combining entities, $1,850,000 represents investment banking and legal fees that are contingent upon the closing of the Business Combination. The remaining balance of $3,120,902 represents Business Combination-related expenses, including professional fees and travel related costs, which are obligations of the individual members of Tempus. Under the terms of the Merger Agreement, the individual Tempus members will be reimbursed for these expenses upon the closing of the Business Combination. The classification and amounts of the relevant expenses are as set forth below:

Transaction Costs Not Previously Recorded and Related to the Business Combination

Legal	$1,265,572
Accounting	907,485
Consulting	866,159
Investment Banking	14,490
Travel/Other	67,196
$3,120,902

U.S. Securities and Exchange Commission

Re: Tempus Applied Solutions Holdings, Inc.

June 10, 2015

7.	Refer to adjustment (K). Please explain how the adjustment of $17,462,800 was determined. In this regard, we note that you state that the amount represents the cash on the balance sheet of $596,669 plus cash released from the trust account of $29,771,446, less an equity balance of $5,000,001, after payment of certain costs. Given Chart’s cash balance of $146,669 at December 31, 2014, we are unable to recalculate this amount. Please revise to present your adjustment in a sufficient level of detail to enable a reader to understand how the adjustment was calculated or determined.

Response: We have revised the explanation to pro forma adjustment (K) (which is now pro forma adjustment (L) in Amendment No. 2) to further clarify how the adjustment amount was determined. Specifically, the relevant amount (which is now $29,769,240) was calculated by taking the 2,976,924 redeemable public common shares outstanding as of March 31, 2015 and multiplying that number by $10.00 per share. The $29,769,240 assumes that all 2,976,924 redeemable public common shares will be redeemed as part of the Business Combination at $10.00 per share.

Material U.S. Federal Income Tax Considerations, page 100

8.	It appears you are using a “short-form” tax opinion. As such, the exhibit 8 short-form opinion and the prospectus disclosure should both state that the disclosure in the tax section of the prospectus is the opinion of the named counsel. Please revise the prospectus disclosure accordingly. Refer section III.B. of Staff Legal Bulletin, No. 19, available on our website at www.sec.gov.

Response: We have revised the prospectus disclosure to clarify that the tax section of the prospectus represents the opinion of the named counsel. See page 117 of Amendment No. 2.

9.	We note the disclosure that the Business Combination “should” qualify as an exchange described in Section 351 of the Code. Please disclose why counsel cannot give a “will” opinion and describe the degree of uncertainty in the opinion. To the extent material, please provide risk factor or other appropriate disclosure setting forth the risks of uncertain tax treatment to holders of Chart common stock.

Response: We have revised the prospectus disclosure to clarify that the Business Combination “will” qualify as an exchange described in Section 351 of the Internal Revenue Code. See pages 13 and 118 of Amendment No. 2.

Exhibit 5.1

10.	Please refer to paragraph 6. Please remove assumption (ii) or explain why you believe this assumption is appropriate.

Response: We have revised paragraph 6 of exhibit 5.1 to remove assumption (iii).

Exhibit 99.1

11.	Please mark your proxy card as “preliminary.” Refer to Exchange Act Rule 14a-6(e)(1).

Response: We have revised our proxy card to mark it as “preliminary”.

U.S. Securities and Exchange Commission

Re: Tempus Applied Solutions Holdings, Inc.

June 10, 2015

In making our responses, we acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

U.S. Securities and Exchange Commission

Re: Tempus Applied Solutions Holdings, Inc.

June 10, 2015

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Chart’s legal counsel, Richard Baumann, Esq., of Ellenoff Grossman & Schole LLP, at 646-895-7112 (direct office), 917-882-2727 (mobile) or rbaumann@egsllp.com, or to contact me at 212-350-8205.

Very truly yours,

TEMPUS APPLIED SOLUTIONS HOLDINGS, INC.

By:	/s/ Christopher D. Brady
Name: Christopher D. Brady
Title: President

cc: Ellenoff Grossman & Schole LLP

Alston & Bird LLP